**AM 9-16-2003

OM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...12.00



03051934

ANNUAL ~~AUDITED REPORT~~
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8- 35180

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Martinson & Company, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Barry Avenue North
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Martinson **(952) 473-4133**
(Area Code - Telephone No.)

PROCESSED
SEP 30 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schweitzer Karon & Bremer, LLC
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

9/29/2003

OATH OR AFFIRMATION

I, Tom Martinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinson & Company, Ltd., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER PIKE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2006

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINSON & COMPANY, LTD.

FINANCIAL REPORT

JUNE 30, 2003



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402

CONTENTS



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Martinson & Company, Ltd.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Martinson & Company, Ltd. as of June 30, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinson & Company, Ltd. as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
July 17, 2003

MARTINSON & COMPANY, LTD
STATEMENT OF FINANCIAL CONDITION

June 30,		2003
ASSETS:		
Cash	$	18,689
Notes receivable from related party		302
Investments, at fair value		3,698
Deferred tax asset		900
Total assets	$	23,589
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	6,455
Total liabilities		6,455
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value, authorized 1,000 shares; issued and outstanding 1,000 shares		10
Paid-in capital		9,990
Retained earnings		7,134
Total stockholder's equity		17,134
Total liabilities and stockholder's equity	$	23,589

MARTINSON & COMPANY, LTD.
STATEMENT OF OPERATIONS

Year Ended June 30,		2003
Revenues:		
Commissions	$	0
Other		25,799
Total revenues		**25,799**
Expenses:		
General and administrative expenses		25,503
Operating (income)		**296**
Nonoperating income:		
Interest income		49
(Income) before taxes		**345**
Federal and state income taxes (credit)		**(442)**
Net (income)	**$**	**787**

MARTINSON & COMPANY, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended June 30, 2003

	Common Stock Issued		Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, June 30, 2002	1,000	$ 10	$ 9,990	$ 6,347	$ 16,347
Net (income)				787	787
Balance, June 30, 2003	**1,000**	**$ 10**	**$ 9,990**	**$ 7,134**	**$ 17,134**

MARTINSON & COMPANY, LTD.
STATEMENT OF CASH FLOWS

Year Ended June 30,		2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$	25,799
Cash paid to suppliers and employees		(70,681)
Taxes refunded		2,941
Interest received		49
Net cash provided by (used in) operating activities		**(41,892)**
Net increase (decrease) in cash:		**(41,892)**
Cash:		
Beginning		60,581
Ending	$	18,689

RECONCILIATION OF NET (INCOME) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net (income)	$	787
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Income tax receivable		1,300
(Decrease) increase in:		
Accounts payable and accrued expenses		(43,979)
Net cash provided by (used in) operating activities	$	**(41,892)**

MARTINSON & COMPANY, LTD.
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. In addition, the Company, an introducing broker, provides certain general brokerage services to select sophisticated individual, institutional and corporate investors, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's 2003 investment banking activities and advisory services were primarily performed on behalf of two customers with one of these accounting for approximately 100% of revenues for 2003.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents:

For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statements of financial condition.

Trade receivables:

Trade receivables are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines course of action on a delinquent account.

Investments:

Investments consist primarily of publicly traded common stock held for investment purposes. These investments have been recorded at fair value as determined by Company management.

The Company, in connection with providing investment banking and advisory services, has historically purchased certain warrants of the company it serves. These warrants are valued by management, as no ready market is available for the warrants or significant restrictions exist which limited the value of the warrants.

Revenue recognition:

Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

A summary of the Company's significant accounting policies follows: (continued)

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to operating loss carryforward. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentration of credit risk:

As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2. Investments

The following is a summary of the Company's investments:

		2003
Fair value	$	3,698
Cost		3,698
Unrealized gains		0
Unrealized losses	$	0

Realized and unrealized gains and losses for the year ended June 30, 2003 are reflected in the statement of operations under the caption "other revenues."

		2003
Realized (losses)	$	0
Unrealized gains		0
Total	$	0

Note 3. Income Tax Matters

The components of the income tax provision are as follows:

		2003
Currently (receivable) payable:		
Federal	$	0
State		(441)
Deferred taxes (benefits)		
Federal		0
State		0
Federal and state income taxes (credit)	**$**	**(441)**

The Company has a state net operating loss carryforward of $19,164 which starts to expire in 2013.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital as defined by Rule 15c3-1 of $12,234 which exceeds its required net capital of $5,000 by $7,234. The Company's ratio of aggregate indebtedness to net capital was .53 to 1 at June 30, 2003.

Note 5. Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

Note 6. Related Party Transactions

Prior to 1991, the Company made several non-interest bearing loans to its president. The remaining notes have an outstanding balance at June 30, 2003 of $302.



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Martinson & Company, Ltd.
Minneapolis, Minnesota

We have audited the financial statements of Martinson & Company, Ltd. for the year ended June 30, 2003, and have issued our report thereon dated July 17, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Martinson & Company, Ltd.
Page Two

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Martinson & Company, Ltd. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.



SCHWEITZER KARON & BREMER, LLC.
Certified Public Accountants
Minneapolis, Minnesota
July 17, 2003



SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Martinson & Company, Ltd.
Minneapolis, Minnesota

We have audited the financial statements of Martinson & Company, Ltd. as of June 30, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Schweitzer Karon + Bremer LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
July 17, 2003

Schedule I

MARTINSON & COMPANY, LTD.

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 17,134
2.	Deduct: ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		17,134
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	b. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		17,134
6.	Deduction and/or charges:		
	a. Total non-allowable assets included in Statement of Financial Condition:	$ 4,900	
	b. Secured demand note deficiency	0	
	c. Commodity futures contracts and spot commodities-proprietary capital charges	0	
	d. Other deductions and/or charges	0	4,900
7.	Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities		0
8.	Net capital before haircuts on securities positions		12,234
9.	Haircuts on securities:		
	a. Contractual securities commitments		
	b. Subordinated securities borrowings		
	c. Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		
	d. Undue concentration (illiquid investment securities)		
	e. Other		
10.	Net capital		$ 12,234

MARTINSON & COMPANY, LTD.

Schedule II

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	430
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	7,234
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	11,588

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	6,455
17. Add:		
a Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts		
19. Total aggregate indebtedness	$	6,455
20. Percentage of aggregate indebtedness to capital (line 19 divided by line 10)		52.8%

Schedule III

MARTINSON & COMPANY, LTD.

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

(Included in Part IIA of Form X-17A-5 as of June 30, 2003)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	12,234
Net audit adjustments:		
Adjustments		0
Net capital as reported on line 10 of Schedule I	**$**	**12,234**

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	6,455
Net audit adjustments:		
Adjustments		0
Total aggregate indebtedness as reported on line 19 of Schedule II	**$**	**6,455**

MARTINSON & COMPANY, LTD.
STATEMENT PURSUANT TO 15c3-3
SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2003

Schedule IV

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c-3 based on paragraph K (2) (iii) of the rule.